

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Tao Xu
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 1000086
People's Republic of China

Re: KE Holdings Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 19, 2022
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 6, 2021
File No. 001-39436

Dear Mr. Xu:

We have reviewed your April 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2022 letter.

Form 20-F for the fiscal year ended December 31, 2020

Item 3. Key Information, page 4

1. We have considered your response to comment 7 and reissue parts of our previous comment.   Please tell us and revise future filings to explain how the amounts within your table are reflected or can be cross-referenced to the condensed consolidating schedule and the consolidated financial statements.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee at

(202) 551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction